

SECUR 07001040 SION
Washington, D.C. 20549

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLORIDA ATLANTIC SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO DATRAN CENTER, 9130 SOUTH DADELAND BLVD., SUITE 1704
(No. and Street)

MIAMI (City) FLORIDA (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSE R. FERNANDEZ (305) 670-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI, FLORIDA 33144
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 13 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A 3/8

OATH OR AFFIRMATION

I, ALAN PAREIRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLORIDA ATLANTIC SECURITIES CORP., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



IDOLINDA C FELIZ
MY COMMISSION #DD215726
EXPIRES: MAY 27, 2007
Bonded through Advantage Notary

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 13 2007
WASH. D.C.
186
SECTION

FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2006



ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

ERIC LEVY, CPA

JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

February 2, 2007

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Florida Atlantic Securities Corp.

We have audited the accompanying statement of financial condition of Florida Atlantic Securities Corp. as of December 31, 2006, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Atlantic Securities Corp. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash in Banks and on Hand	$ 45,048	
Trading Securities Owned, All Marketable at Quoted Market, Original Cost - $3,503,032	3,898,156	
Accounts Receivable, No Reserve Required	3,808,842	
Prepaid Expenses	8,230	
Total Current Assets		$ 7,760,276
OTHER ASSETS		
Lease Security Deposit	$ 4,359	
Property and Equipment, at Cost, Net of Accumulated Depreciation of $18,072	-	
Total Other Assets		4,359
TOTAL ASSETS		$ 7,764,635

EXHIBIT "A"

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable -		
Securities Sold, Not Yet Purchased, at Market Value, Original Sales Price - $ 97,247	$ 85,295	
Due to Correspondent Broker	3,405,785	
Due to Others	57,868	
Accrued Salaries, Commissions, and Other Expenses	202,286	
Total Current Liabilities		$ 3,751,234
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common Stock - $.01 Par Value; Voting Shares, Class A; Authorized - 2,000,000 Shares; Issued - 280,000 Shares	$ 2,800	
Common Stock - $.01 Par Value; Non-Voting Shares, Class B; Authorized - 1,000,000 Shares; No Shares Outstanding	-	
Additional Paid-In Capital	241,588	
Retained Earnings	3,769,013	
Total Stockholders' Equity		4,013,401
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 7,764,635

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		$ 1,894,244
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 755,094	
Clearance, Quotation, and Communication Costs	132,660	
Occupancy and Other Rentals	64,356	
Taxes, Other than Income Taxes	3,248	
Other Operating Expenses	90,747	
Total Operating Expenses		1,046,105
PROFIT FROM OPERATIONS		$ 848,139
INTEREST EXPENSE		-
PROFIT BEFORE INCOME TAXES		$ 848,139
PROVISION FOR INCOME TAXES		-
NET PROFIT		$ 848,139

No Provision for Income Taxes has been provided as the Company and its stockholders' have elected "Subchapter S" status, whereby the Company does not pay Federal or State corporate taxes on its taxable income, but instead the stockholders are liable for individual taxes on their respective share of the corporation's taxable income.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings
	Shares	Amount	Shares	Amount		
Balance - January 1, 2006	280,000	$ 2,800	-	$ -	$ 241,588	$ 3,220,874
Distribution to Shareholders	-	-	-	-	-	(300,000)
Net Profit for the Period	-	-	-	-	-	848,139
Balance - December 31, 2006	280,000	$ 2,800	-	$ -	$ 241,588	$ 3,769,013

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES		
Net Profit	$ 848,139	
Adjustments to Reconcile Net Profit to Net Cash Provided by (Used In) Operating Activities:		
Depreciation and Amortization	-	
Increase in Unrealized Gain on Trading Securities Owned, Marketable and Not Readily Marketable	(154,499)	
Increase in Unrealized Gain on Trading Securities Sold, Not Yet Purchased	(11,510)	
Changes in Operating Assets and Liabilities:		
Increase in Accounts Receivable	(532,715)	
Increase in Trading Securities Owned, at Cost	(1,403,150)	
Increase in Trading Securities Sold, Not Yet Purchased, at Cost	37,645	
Decrease in Prepaid Expenses	133	
Increase in Due to Correspondent Broker	1,365,505	
Decrease in Accounts Payable and Accrued Expenses	(4,242)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 145,306
FINANCING ACTIVITIES		
Distribution to Shareholders	$ (300,000)	
NET CASH USED IN FINANCING ACTIVITIES		(300,000)
DECREASE IN CASH		$ (154,694)
CASH AT BEGINNING OF YEAR		199,742
CASH AT END OF YEAR		$ 45,048
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

FLORIDA ATLANTIC SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted securities at December 31, 2006.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation and amortization is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

FLORIDA ATLANTIC SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Income Taxes - For income tax purposes, the Company accounts for all trading securities owned on a market value basis.

No provision for income taxes has been provided as the Company and its stockholders have elected "Subchapter S" status, whereby the Company does not pay Federal and State corporate taxes on its taxable income, but instead the stockholders are liable for individual taxes on their respective share of the corporation's taxable income.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2006, the Company's "Net Capital" was substantially in excess of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into a lease commencing December 1, 2002 for its office space in Miami, Florida. In February 2006, this lease was extended to January 31, 2009.

Minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

Year Ended December 31	
2007	$ 62,237
2008	64,104
2009	5,355
	$ 131,696

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2006 is as follows:

Commissions	$ 1,497,466
Administrative Fees	91,808
Firm and Investment Trading	138,742
Interest, Dividends, and Other	166,228
	$ 1,894,244

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2006 is as follows:

Due from Correspondent Broker	$ 3,632,603
Due from Others	148,640
Dividends and Interest	27,599
	$ 3,808,842

The amount Due From Correspondent Broker primarily represents funds in a cash account as part of the funds on deposit supporting the trading, investing and underwriting activities of the Company.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

NET CAPITAL		
Total Stockholders' Equity		$ 4,013,401
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 4,013,401
Less (Add): Non-Allowable Assets and Other Deductions (Credits):		
1. Net Property and Equipment	$ -	
2. Accounts and Loans Receivable	148,640	
3. Securities Non-Readily Marketable	-	
4. Prepaid Expenses	8,230	
5. Lease Security Deposit	4,359	
6. Time Value of Short Covered Option Positions	(29,480)	131,749
Net Capital Before Haircuts on Security Positions		$ 3,881,652
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
1. Trading and Investment Securities:		
a. Exempted Securities	$ 54,413	
b. Debt Securities	39,396	
c. Options	30,332	
d. Other Securities	296,307	420,448
Net Capital		$ 3,461,204

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

SCHEDULE 1
(Continued)

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition		
Accounts Payable	$ 57,868	
Accrued Salaries, Commissions, and Other Expenses	202,286	
Total Aggregate Indebtedness		$ 260,154

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 17,343
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ 3,361,204
Excess Net Capital at 1,000 Percent	$ 3,435,188
Percentage of Aggregate Indebtedness to Net Capital	7.52%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

FLORIDA ATLANTIC SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is National Financial Services, LLC., a wholly owned subsidiary of Fidelity Brokerage Co.


ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

ERIC LEVY, CPA

JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Florida Atlantic Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Florida Atlantic Securities Corp. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with United States generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

Miami, Florida

January 29, 2007

END